March 3, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Arthur C. Sandel

Re:	GMF Leasing LLC and ACAR Leasing Ltd.
Registration Statement on Form S-3
Filed January, 16 2015
File Nos. 333-201577 and 333-201577-01 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of GMF Leasing LLC (the “Depositor”) and ACAR Leasing (the “Issuer” and, collectively, the “Registrants”) and in response to oral comments received by our outside counsel on March 2, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission, we submit Amendment No. 2 to the above-referenced Registration Statement on Form S-3 (“Amendment No. 2”), marked to show changes from the Registration Statement on Form S-3 filed on February 23, 2015.

The paragraph below sets forth the Staff’s comments in italicized text followed by the Registrants’ response. Page references in the Registrants’ responses are references to the page numbers in the printed version of the exhibits to Amendment No. 2, copies of which are being provided to you, via courier. Unless otherwise noted, the use of “we,” “us” and similar terms refer, jointly, to the Registrants.

Prospectus

We note your response to comment 5 of our comment letter dated February 11, 2015 where you state that you have determined that you will not utilize the pre-funding feature and therefore have revised the base prospectus in certain places to remove references to the feature. Please make conforming changes elsewhere in the base prospectus as necessary by deleting references to the pre-funding feature and the related pre-funding account.

We have deleted all remaining references to the pre-funding features, the pre-funding account and all related features, as indicated on pages 8, 38, 39, 51, 80 and 81.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq. Senior Vice President, Corporate Counsel and Secretary

cc:	Daniel E. Berce
Doug Johnson, Esq.
John P. Keiserman, Esq.